Exhibit 99.1

NYSE: MMA – MMA.INC Reports Double Digit Quarterly BJJLink Growth; Annualized Transaction Volume Reaches US$25.4M

Student profiles increased 12.4%, verified gyms 14.0% and monthly check-ins 17.6% from June to September, with September check-in activity equivalent to 1.17 million on an annualized basis.

Highlights

●	Monthly student check-ins increased 17.6% from June to September to 97,195, equivalent to 1.17 million annualized check-ins.
●	Verified gyms increased 14.0% during the quarter to 1,148.
●	Registered student profiles grew 12.4% during the quarter to 120,048.
●	September transaction volume reached US$2.11 million, representing US$25.4 million annualized, compared with the US$21 million annualized figure previously reported

New York, NY – OCTOBER 27, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), doing business as MMA.INC, today reported 12.4% growth in registered student profiles, 14.0% growth in verified gyms and 17.6% growth in monthly student check-ins across BJJLink from June to September 2026. These quarterly gains expand the Company’s academy and participant network, creating a larger base for software, payments and training revenue.

During the quarter, BJJLink added a net 13,222 registered student profiles and 141 verified gyms, bringing the platform to 120,048 registered student profiles and 1,148 verified gyms. September monthly transaction volume reached US$2.11 million, equivalent to US$25.4 million on an annualized basis. These measures demonstrate the scale of training and payment activity already recorded through the platform.

“BJJLink’s quarterly growth has expanded both the academy network and the student base we can serve,” said Nick Langton, Founder and Chief Executive Officer of MMA.INC. “Our commercial priority is to convert more verified gyms into paying customers and increase adoption of software, payments and TrainAlta programs across those relationships. That is how we intend to accelerate recurring revenue growth and increase revenue per academy and participant from the footprint we have assembled.”

A Growing Base for Software, Payments and Training Revenue

BJJLink gives academy owners and operators the infrastructure to scale their businesses, unifying membership management, automated billing, payments, class scheduling, attendance and student progression in a single operating platform. By automating core administrative workflows, it equips academies to manage larger student bases more efficiently and dedicate more time to coaching, retention and growth. For MMA.INC, this position within academy operations creates an established channel for software, payment services and training programs.

MMA.INC’s commercial strategy is to expand its paying academy base and increase revenue from each academy relationship by converting more verified gyms into paying customers and broadening adoption of paid services within existing academies. A single academy relationship can generate recurring software fees, payment transaction revenue and TrainAlta program revenue, giving the Company multiple ways to monetize the network it has built and increase revenue per academy and participant. Student profiles and attendance records also provide a foundation for future paid participant services through XP Passport.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (NYSE American: MMA), doing business as MMA.INC, is building the operating infrastructure for the global martial arts and combat sports participation economy. Through BJJLink, TrainAlta, Hype and MixedMartialArts.com, the Company brings together academy software, payments, training programs, media and community to turn fans into participants and help academies grow.

As of September 30, 2026, MMA.INC’s reported platform footprint included 5 million+ social media followers, 680,000 user profiles, 120,048 registered student profiles, 32,583 monthly active users and 15,408 published gym profiles, including 1,148 verified and 400 paying academies. September activity included over 97,000 check-ins and an annualized payments run rate of US$25.4 million. Payment volume is not Company revenue.

●	Monetizing an Existing Footprint: MMA.INC’s business model combines recurring software fees, payment transaction revenue and training programs, with opportunities to increase adoption and deliver additional services to academies and participants already connected to its platform.

●	Built to Aggregate the Sector: MMA.INC’s strategy is to connect the fragmented martial arts participation economy through shared software, payments and identity. XP Passport is designed to give participants a unified digital identity and portable training record, supporting engagement across the ecosystem.

Operating and Platform Metrics

Operating and platform metrics in this release, including paying, verified and published academies, registered students, monthly active users, check-ins and payment volume, are defined and measured as described in the Company’s filings and may differ from similarly named metrics used by other companies. Published gym profiles include consolidated profiles across assets owned by MMA.INC and do not indicate that such gyms are active or have a contractual relationship with the Company. Verified academies are gyms whose owner has taken control of their profile; paying academies are those on an active paid subscription. Registered students are individual student records created on the platform and do not necessarily indicate current or active training. Monthly active users are unique users active in the relevant month across the app, in-gym kiosk and admin interfaces. Payment volume is the gross value of payments processed through the platform; the run-rate annualized figure annualizes recent monthly volume and is not Company revenue. Social media followers are cumulative across MMA.INC’s assets and do not necessarily indicate current or active engagement.

For more information, visit www.mma.inc

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “believe,” “may,” “estimate,” “anticipate,” “intend,” “plan,” “could,” “potential,” “will,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include, without limitation, statements regarding the Company’s ability to sustain growth in its academy network, registered student profiles, training activity and transaction volumes; convert verified academies into paying customers; increase adoption of BJJLink software, payments and TrainAlta programs; grow recurring revenue and revenue per academy and participant; develop and monetize paid services through XP Passport; and realize commercial benefits from its expanding platform footprint. Forward-looking statements are based on management’s current expectations, assumptions and estimates and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially. These include, among others, the Company’s ability to attract, convert and retain academies and participants; changes in training participation, customer demand and seasonal activity; customer adoption of additional paid services; pricing, product mix and the fees earned on underlying transactions; the availability, reliability and commercial terms of third-party payment providers; delays or difficulties in developing and commercializing new products and features; technology disruptions, cybersecurity and data privacy risks; competition; regulatory developments; macroeconomic conditions; access to capital; and the risks described in the Company’s Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. The operating metrics reported in this release relate to the periods indicated. Annualized check-in and transaction-volume figures are calculated by multiplying September 2026 activity by twelve and are illustrative measures of activity at that monthly level, rather than forecasts or actual full-year results. Transaction volume represents underlying payment activity and is not Company revenue. Historical growth in registered student profiles, verified gyms, check-ins or transaction volume does not guarantee continued growth or corresponding increases in revenue or profitability. There can be no assurance that any forward-looking outcome will be achieved. MMA.INC’s products and business lines are at varying stages of development, commercialization and adoption, and certain products, services or features, including future paid XP Passport services, may be modified, delayed or discontinued. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update or revise any forward-looking statement except as required by applicable law.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc